Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust announces release of security and closing of a private placement of notes

     /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
UNITED STATES/

     CALGARY, May 27 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") is pleased to announce the release and termination of security in respect of its outstanding bank facilities and senior notes and that such bank facilities and senior secured notes will now be provided on an unsecured basis.
     In addition, the Trust has closed a private placement of US$150 million of long-term debt in the form of senior unsecured notes to a group of U.S.
institutional investors.
     The notes were issued as a single tranche of US$150 million senior notes with a 10 year average life, having five equal principal repayments starting in 2018. The notes will carry an interest rate of 5.36 per cent, and is a credit spread of 1.65 per cent to the comparable U.S. treasury notes. The notes will be unsecured and rank equally with the Trust's bank facilities and other outstanding senior notes.
     Proceeds from the offering will be used to repay a portion of the
Company's outstanding bank debt consistent with its objective of diversifying its access to other credit markets.
     This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The notes have not been and will not be registered under the United States
Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.7 billion. ARC
Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4 Avenue S.W., Calgary,
AB T2P 0H7/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 09:10e 27-MAY-10